FORM 6-K

                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                  Report of Foreign Private Issuer


                 Pursuant to Rule 13a-16 or 15d-16
              of the Securities Exchange Act of 1934


                         31st July 2003

                             mmO2 plc


                        Wellington Street
                Slough, Berkshire SL1 1YP, England

             (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes .....   No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Section 198 - Capital Group sent to the London Stock Exchange on 31st July 2003






SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company

mmO2 plc



2. Name of shareholder having a major interest

The Capital Group Companies Inc.



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of 2 above



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Capital International Limited:





Registered Name                                          Number of Shares
State Street Nominees Limited                            3,155,450
Canary Wharf
27th Floor, 1 Canada Square
London  E14 5AF



Bank of New York Nominees                                87,392,738
Bank of New York
3 Birchin Lane
London
EC3V 9BY



Chase Nominees Ltd                                       28,420,603
Woolgate House
Coleman Street
London  EC2P 2HD



Midland Bank plc                                         2,112,400
5 Laurence Hill
Poutney Hill
London  EC4R OE



Bankers Trust                                             36,816,342
59 1/2 Southmark Street
2nd Floor
London  SE1 OHH


Barclays Bank                                             1,445,500
Barclays Global Securities Services
8 Angel Court
London  EC2R 7HT



Citibank London                                           800,000
11 Old Jewry
London  EC2R 8D8
Morgan Guaranty                                           4,036,900
83 Pall Mall
London  SW1Y 5ES


Nortrust Nominees                                        30,474,367
155 Bishopsgate
London  EC2M 3XS



State Street Bank & Trust Co                             3,257,100



Deutsche Bank AG                                         11,828,661
23 Great Winchester Street
London  EC2P 2AX


HSBC Bank plc                                            11,536,849
Securities Services
Mariner House
Pepys Street
London  EC3N 4DA



Mellon Bank NA                                           4,555,532
London Branch
London


Northern Trust AVFC                                      2,547,414
South Africa



KAS UK                                                   323,100
Kass Associate
PO Box 178
1000 AD Amsterdam



Mellon Nominees (UK) Ltd                                  1,032,300
150 Buchanan Street
Glasgow G1 2DY



Bank One London                                          1,946,000



Clydesdale Bank plc                                      262,000



Northern Trust                                           16,209,981
C/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS





Capital International S.A.:



Chase Nominees Limited                                   7,733,477
Woolgate House
Coleman Street
London  EC2P 2HD



Midland Bank plc                                         91,700
5 Laurence
Poutney Hill
EC4R OE



Royal Bank of Scotland                                   646,100
Regents House
42 Islington High Street
London  N1 8XL



Lloyds Bank                                              316,300
Central Settlement Section
Branches Stock Office
34 Threadneedle Street
London



State Street Bank & Trust Co.                            402,400



Citibank NA                                              307,400
Toronto



Capital International, Inc.:



State Street Nominees Limited                            24,420,413
Canary Wharf
27th floor, 1 Canada Square
London E14 5AF



Bank of New York Nominees                                4,993,365
Bank of New York
3 Birchin Lane
London EC3V 9BY



Chase Nominees Limited                                    32,568,824
Woolgate House
Coleman Street
London EC2P 2HD



Nortrust Nominees                                        2,236,800
155 Bishopsgate
London EC2M 9XS



State Street Bank & Trust Co.                             1,342,594




Citibank NA                                              3,636,500
Toronto



Chase Manhattan Nominee Ltd                              212,900
Australia



HSBC Bank plc                                           267,500
Securities Services
Mariner House
Pepys Street
London EC3N 4DA



Midland Bank plc                                        352,900
5 Laurence
Poutney Hill
London EC4R 0E



Citibank London                                         517,000
11 Old Jewry
London EC2R 8DB



Deutsche Bank Mannheim                                  81,100



Deutsche Bank AG                                        97,400
23 Great Winchester Street
London EC2P 2AX



Bankers Trust                                           51,300
59 1/2 Southmark Street
2nd Floor
London SE1 0HH



Capital Research and Management Company:



State Street Nominees Limited                            23,277,600
Canary Wharf
27th Floor, 1 Canada Square
London E14 5AF



Chase Nominees Limited                                  306,431,400
Woolgate House
Coleman Street
London
EC2P 2HD



Capital Guardian Trust Company



State Street Nominees Limited                            14,432,500
Canary Wharf
27th Floor, 1 Canada Square
London E14 5AF



Chase Nominees Limited                                  42,964,100
Woolgate House
Coleman Street
London EC2P 2HD



Midland Bank plc                                        11,934,700
5 Laurence
Poutney Hill
London EC4R 0E



Nortrust Nominees                                       15,092,000
155 Bishopsgate
London EC2M 3XS


Mellon Nominees (UK) Limited                            1,362,600
150 Buchanan Street
Glasgow G1 2DY



ROY Nominees Limited                                    56,300
71N Queen Victoria Street
London EC4V 4DE



State Street Bank & Trust Co                            106,000



MSS Nominees Limited                                    129,800
Midland Bank plc
Mariner House
Pepys Street
London EC3N 4DA



Royal Bank of Scotland                                  173,200
Regents House
42 Islington High Street
London N1 8XL



Citibank London                                         1,314,000
11 Old Jewry
London EC2R 8DS



Bankers Trust                                           3,846,700
59 1/2 Southmark Street
2nd Floor
London SE1 0HH



BT Globenet Nominees Limited                           944,400
1 Appold Street
Broadgate
London EC2A 2HE



Bank of New York Nominees                               2,313,200
Bank of New York
3 Birchin Lane
London EC3V 9BY



Barclays Bank                                           1,811,700
Barclays Global Securities Services
8 Angle Court
London EC2R 7HT



HSBC Bank plc                                           20,300
Securities Services
Mariner House
Pepys Street
London EC3N 3DA







5. Number of shares / amount of stock acquired


N/A



6. Percentage of issued class


N/A



7. Number of shares / amount of stock disposed


52,672,800



8. Percentage of issued class


0.607%



9. Class of security


Ordinary shares of 0.1p each



10. Date of transaction


29 July 2003 - Date of Section 198 Notification



11. Date company informed


31 July 2003



12. Total holding following this notification


754,693,710



13. Total percentage holding of issued class following this notification


8.705%



14. Any additional information


Notification in respect of section 198 Companies Act 1985



15. Name of contact and telephone number for queries


Paul Moore - 01753 628293



16. Name and signature of authorised company official responsible for making this notification


Paul Moore



Date of notification


31 July 2003



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.



                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 31st July 2003                    By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary